Paul
Hastings

1 (212) 318-6275
rachaelschwartz@paulhastings.com

May 22, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kieran Brown

Re:  California Daily Tax Free Income Fund, Inc.

Request for Withdrawal of Filing of Post-Effective Amendment No. 1 to Registration Statement on Form N-14 (Registration No. 333-187926)

Ladies and Gentlemen:

On behalf of the California Daily Tax Free Income Fund, Inc. (the “Fund”), and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby make application to the Securities and Exchange Commission (the “Commission”), to withdraw the Fund’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed on May 22, 2013.  Pursuant to a conversation with Mr. Brown of the Staff of the Commission on May 22, 2013, we are withdrawing the Post-Effective Amendment No. 1 due to the fact that the Registration Statement on Form N-14, which was filed on April 15, 2013, went automatically effective on May 15, 2013.

Post-Effective Amendment No. 1 to the Registration Statement was transmitted and accepted by the Commission on May 22, 2013, (accession no. 0001193125-13-231100).  The Fund will file the final Combined Prospectus/Proxy Statement pursuant to Rule 497 on Friday, May 24, 2013.

If you have any questions or comments, please do not hesitate to contact me at (212) 318-6275.

Sincerely,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP

RLS